Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
To the Savings Plan Committee
Zoetis Savings Plan:
We consent to the incorporation by reference in the registration statements (Nos. 333-186367, 333-189573, 333-200073, and 333-226481) on Form S-8 of Zoetis Inc. of our report dated June 24, 2021, with respect to the statements of net assets available for benefits of Zoetis Savings Plan as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes, and the supplemental Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2020, which report appears in the December 31, 2020 annual report for Form 11-K of Zoetis Savings Plan.

/s/ KPMG LLP

Short Hills, New Jersey
June 24, 2021

12